SCHEDULE A
to the Investment Advisory Agreement

(as amended on December 28, 2012 to add Scharf Balanced Opportunity Fund)

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
Scharf Fund	0.99%
Scharf Balanced Opportunity Fund	0.99%

ADVISORS SERIES TRUST		SCHARF INVESTMENTS, LLC
on behalf of the Funds listed on Schedule A

By:	/s/ Douglas G. Hess	By:	/s/ Brian A. Krawez

Name:	Douglas G. Hess	Name:	Brian A. Krawez

Title:	President	Title:	President

A-1